Triad
The Information Company
for the
Automotive
and
Hardgoods
Markets
1994 Annual Report


Corporate Profile

TRIAD is the
information
management
company serving
the automotive
aftermarket
and hardgoods
industries.




Selected Financial Data
For the Years Ended September 30
(Amounts in thousands except per share
and employee data)              1994     1993     1992     1991      1990
- - - -----------------------------------------------------------------------------
Statements of Income Data

Revenues
 Systems                        $ 72,910 $ 64,069 $ 63,820 $ 52,784  $ 63,813
 Customer support services        59,733   59,509   61,063   62,127    60,484
 Information services             24,436   20,586   18,127   15,338    12,879
 Finance                          10,199    8,654    9,562    7,270     7,511
				-------- -------- -------- --------  --------
 Total revenues                 $167,278 $152,818 $152,572 $137,519  $144,687

Gross margins
 Systems                           52.8%    52.1%    49.8%    50.0%     54.8%
 Services                          40.8%    41.8%    41.7%    41.8%     39.3%
 Total gross margins               49.3%    49.4%    48.7%    48.0%     49.3%

Operating income                $ 19,361 $ 15,822 $ 18,013 $ 15,781  $ 19,852
Gains from sale of land               --      652       --      580        --
Income before extraordinary        7,379    5,065    3,520    2,085     3,581
 charge
Net income                         7,236    5,065    2,097    2,085     3,581
Primary earnings per share
 Income before extraordinary    $    .43 $    .31 $    .27 $    .18 $     .31
  charge
 Net income                          .42      .31      .17      .18       .31
Fully diluted earnings per
 share
 Income before extraordinary         .43      .30      .27      .18       .31
   charge
 Net income                          .42      .30      .17      .18       .31

Balance Sheet Data
Total assets                    $136,363 $131,379 $124,175 $124,279  $129,379
Total debt                        63,406   72,352   71,896   96,424   100,871
Stockholders' equity (deficit)  $ 12,141 $  3,114 $(2,649) $(25,395) $(28,988)

Other Data
Net income as a percent of          4.3%     3.3%     1.4%     1.5%      2.5%
 revenue
Return on assets                    5.5%     4.0%     2.8%     1.6%      2.6%
Product development costs
 Capitalized software           $  3,142 $  2,840 $  3,347 $  3,677  $  3,716
 Product development expense       8,022    8,118    7,483    7,718     8,025
				-------- -------- -------- --------  --------
 Total product development      $ 11,164 $ 10,958 $ 10,830 $ 11,395  $ 11,741
   costs

Capital expenditures            $  3,416 $  3,029 $  3,116 $  2,446  $  2,151
Depreciation and amortization      8,087    8,423    9,912    8,521     9,467
Number of employees                1,449    1,391    1,409    1,356     1,407
Common shares outstanding         13,626   12,484   11,710   11,088    10,584

Amounts for 1993 have been restated (Note 17).
</END TABLE>




Pictured is a graph which charts the number of automotive counter positions over the past four years. The number of automotive counter positions is represented by the vertical axis and the years are represented by the horizontal axis. The points on the graph are as follows: 19,346, year 1991;
23,171, year 1992; 26,893, year 1993; 29,228, year 1994.

Pictured is a graph which charts the dollars of equipment financed in millions over the past four years. The dollars of equipment financed is represented by the vertical axis and the years are represented by the horizontal axis. The points in millions on the graph are as follows: $29.7, year 1991; $37.4, year 1992; $42.4, year 1993; $51.1, year 1994.

Pictured is a graph which charts the information services revenues in thousands over the past four years. The information services revenues dollars are represented by the vertical axis and the years are represented by the horizontal axis. The points in millions are as follows: $15.3, year 1991;
$18.1, year 1992; $20.6, year 1993; $24.4, year 1994.

TRIAD creates specific information-management tools to meet the business needs of its served industries, providing customers at every step of the AUTOMOTIVE
AFTERMARKET and HARDGOODS distribution chains with a growing complement of innovative solutions.


TRIAD HARDGOODS             STEPS TO IMPROVING       TRIAD AUTOMOTIVE
PRODUCTS AND SERVICES       INDUSTRY EFFICIENCY      PRODUCTS AND SERVICES
Custom Services             Customer/Supplier        Custom Services
			    Partnerships

Vista                       Market Facts On-line     MarketPACE
						      Competitive Analysis

Best Sellers                Market Specific          MarketPACE Inventory
			    Inventory                Tune-up

Sierra Direct, Sierra Talk  EDI & Paperless          Paperless Warehouse,
			    Distribution             Telepart

Sierra POS, FastStart       Electronic Catalogs,     Parts and Labor
			    Barcodes                 Databases,
						      Telepricing, LaserCat

Eagle,Eagle LS              POS,Distribution and     Prism, ServiceWriter,
			    Service Management       loadSTAR, Warehouse
			    Systems                  Systems
<ENDTABLE>

PROGRESS REPORT TO STOCKHOLDERS AND EMPLOYEES

There is a picture of the President and Chief Executive Officer, Jim Porter standing in a hardware store.

I'M PLEASED TO REPORT that Triad is in its strongest financial condition and operational position since our successful 1989 hostile takeover defense.

OUR 1994 ACHIEVEMENTS, detailed in this Annual Report, include a third consecutive year of record revenues and a 22% increase in operating income.
Operationally, we have significantly bolstered our position as the information management company of choice in our served industries.

GOING FORWARD, WE WILL FURTHER pursue our vision of linking the segments of the automotive aftermarket and hardgoods distribution chains with innovative, efficiency rich products and services that offer the greatest revenue growth potential.

WE ARE WELL ALONG THE WAY toward that goal. We reached a major milestone in 1994 as revenues from our emerging businesses - primarily hardgoods, auto-motive service dealer, point of sale transaction analysis and related support and leasing operations - surpassed those of our core operations.

OUR LEADING - AND EXPANDING - SYSTEMS presence in our markets is the foundation for our emerging businesses and the attractive revenues associated with software and database offerings. We have completed the transition to open systems technology and decision-driven software in each market. The Triad
Prism platform is receiving a strong automotive aftermarket reception, while the hardgoods industry is showing a steadily growing awareness of the benefits of our Eagle family of systems.

OUR VISION OF ESTABLISHING a presence across every tier of the automotive aftermarket and hardgoods industry - from manufacturer to end-user - became a reality in 1994. While both point of sale transaction analysis businesses -
Vista in the hardgoods and lumber industries and MarketPACE in the automotive aftermarket - are in their embryonic stages, manufacturer acceptance of each grows steadily. These high-potential businesses target two new customer bases - manufacturers of automotive parts and of hardlines products. At year-end, more than 1,400 hardware customers and approximately 2,000 auto-motive jobbers had agreed to the extraction of data from their systems for our compiling, analyzing and marketing of this unique and vital information to a growing roster of manufacturers and distributors.

WE HAVE MADE these substantial strides in repositioning Triad as an infor-mation-oriented company despite the constraints of an $80 million debt burden from our successful takeover defense.

SINCE 1989, WE HAVE invested more than $36 million in new products and new businesses.

MEANWHILE, WE HAVE TO DATE reduced the debt associated with keeping Triad a public company by more than half, to below $35 million. We have also improved stockholders' equity from a negative $34 million in 1989 to a positive $12 million at year-end 1994.

WE HAVE OVERCOME SIGNIFICANT hurdles en route to our greatly improved opera-tional and financial positions. Consolidation in the automotive aftermarket left fewer warehouse distributors and jobbers in a well-automated market. However, consolidation also brought the opportunity to market new products and services to the resulting larger operations, such as our new product, The Paperless
Warehouse, for distributors and our UNIX-based Triad Prism for jobbers.

RECENT TECHNOLOGICAL ADVANCEMENT has reduced the prices customers pay for products and support services, impacting revenues for a time. New products and support programs have begun reversing the revenue trend, however.

THE INCURSION OF LARGE DISCOUNT chains created competitive pressures on the independent hardware retailer. Independents are reacting by automating their operations to improve efficiency and strengthen their competitive posture, encouraged to modernize by the large distributors and cooperatives. Approxi-mately half of the top 60 hardware distributors endorse Triad products and services, along with five of the seven leading lumber and building materials buying groups. We also continue to enjoy strong relationships with the four major hardlines cooperatives.

WE ARE ESPECIALLY PLEASED by the performance of our expanding line of products and services for the independent automotive repair market, which offers the greatest revenue growth potential in the automotive aftermarket.

THE REPAIR SEGMENT IS a vital end-link in the automotive parts distribution chain, representing approximately 185,000 potential users of Triad systems and databases. We are rapidly building market share in this segment, as evidenced by a 59% revenue increase in 1994 to $8.1 million. All told, Triad's industry standard automotive parts and labor databases are in use at more than 5,700 locations nationally, including many major retail repair chains.

OUR DEVELOPING BUSINESSES clearly define our transformation over the past five years. It has been a challenging and sometimes frustrating period, demanding prudent management of available resources and constant attention to detail and changing customer needs.

TRIAD PERSONNEL AT EVERY LEVEL have responded well to these challenges, guided by a seasoned management team with a clear understanding of our goals and the skills and commitment to attaining them.

OUR OUTLOOK IS FOR CONTINUED steady progress as we focus on realizing our vision for Triad as the preeminent provider of unique products and services across our served industries. Our experience in recent years will serve us well as we continue to address our markets' information-management needs and create viable solutions for them.

I THANK YOU FOR YOUR PATIENCE and support as we continue to invest in Triad's transformation, and look forward to sharing our progress with you.

/s/  James R. Porter
- - - ------------------------------
James R. Porter
President & Chief Executive Officer
December 16, 1994

OUR TRIAD PRISM, EAGLE AND SERVICE DEALER SYSTEMS ARE DRIVING EXPANSION OF OUR
LEADING MARKET PRESENCE AND ARE THE FOUNDATION FOR FUTURE INFORMATION-DRIVEN
REVENUES.

SINCE 1989, TRIAD HAS INVESTED MORE THAN $36 MILLION IN NEW PRODUCTS AND NEW
BUSINESSES.

TRIAD'S NEW BUSINESSES CLEARLY DEFINE ITS TRANSFORMATION OVER THE LAST FIVE
YEARS.

New products

Focus On
Improving
Industry
Efficiency

Its open-architecture platforms performing strongly, Triad is concentrating on new products and services that inject greater information-management efficiencies across its served markets. Innovative 1994 introductions include
The Paperless Warehouse product for automotive distributors and the software rich second phase of the Triad Prism for jobbers, which began shipping in early 1995.

Another key offering is the Triad ServiceWriter product, introduced in 1994 to the automotive repair market of approximately 185,000 potential customers. The
Triad ServiceWriter product accelerates the parts and labor estimating process, utilizing Triad's comprehensive and accurate databases. It also electronically transmits the order of needed parts, speeding completion of the repair.

Triad already has about 5,700 subscribers to its parts and labor-estimating databases. Included are major retail chain outlets and about 1,700 independent service dealers receiving monthly Triad database updates.

The Triad ServiceWriter product introduces speed, accuracy and consistency to the repair-estimating process

This is a picture of an automotive service technician assisting a customer in estimating car repairs using the Triad ServiceWriter product.

Service Dealer Market

The primary target markets of the Service Dealer business are presented in a chart. They are as follows: General Auto Repair and Tire 45%, Service Stations
29%, New Car Dealers 7%, Specialty Repair 4%, others 15%.

Emerging Businesses Surpass

Revenues Of Core Operations

A third consecutive year of record revenues in 1994 was accompanied by an important milestone when, for the first time, revenues from Triad's emerging businesses surpassed those of its core operations.

Triad has identified its hardgoods, service dealer and point of sale trans-action analysis businesses as having the greatest growth potential, along with related database, customer support and leasing programs. Triad's core businesses consist primarily of its automotive warehouse and jobber systems operations and the customer services and leasing activities associated with them.

The growing momentum of the emerging businesses is underscored by their 17%
revenue growth in 1994 to $85 million. Triad's core operations registered a 3% revenue improvement to $82 million, indicating a continuing strengthening of the company's systems presence and creating additional marketing opportunities for new products and services.

Pictured is a graph which charts both the core and emerging businesses' revenues in millions over the past six years. The revenue dollars are represented on the vertical axis and the years are represented by the hori-zontal axis. The points in millions are as follows: Emerging revenues -
$44, year 1989; $47, year 1990; $52, year 1991; $62, year 1992; $73, year 1993; $85, year 1994; Core revenues - $104, year 1989; $97, year 1990;
$86, year 1991; $90, year 1992; $80, year 1993; $82, year 1994.

Point Of Sale Services

Drive Entry Into New Markets

Triad is pioneering point of sale transaction analysis in the automotive after-market and hardgoods industries, leveraging its strong systems presence to provide customers with previously unavailable product movement performance.
The services extend Triad's presence across every tier of its markets, from manufacturer to distributor to retailer or end-user.

Vista was introduced to the hardgoods industry in late 1993, and has seen its roster of prominent manufacturer customers grow to nearly 30. MarketPACE was introduced to the automotive aftermarket in mid 1994, and by year-end had 15 manufacturers and distributors under contract for various services.

Approximately 2,000 jobbers and more than 1,400 hardgoods customers have agreed to have transaction data extracted from their Triad systems. Processed and analyzed by Triad specialists, this timely point of sale data provides manufacturers and distributors with previously-unavailable insight into sales, pricing, market share and product line activity.

Pictured is a typical graph that is produced by the Vista service for the hardware industry. The graph is a 12 month bar graph which depicts the sea-sonal trends of Clawhammer sales.

A representation of the types of services available with MarketPACE are identified as inventory tune-up, special analysis services, and on-line change-over. Sources of information to provide these services include Triad's
Electronic Catalog, jobber's inventory and sales history, vehicle population data and Triad's parts and prices data.


Triad Systems Corporation

Management's Discussion and Analysis of
Financial Condition and Results of Operations


Results of Operations                  Percentages of Revenues
				       for the Years Ended
				       September 30
				       --------------------------
				       1994       1993       1992
- - - -----------------------------------------------------------------
Revenues                               100.0%     100.0%     100.0%
Costs and expenses
  Cost of systems and services          50.7       50.6       51.3
  Marketing                             26.3       26.3       25.8
  Product development                    4.8        5.3        4.9
  General and administrative             6.3        6.4        6.2
  Other operating expense                0.3        1.1         --
Total costs and expenses                88.4       89.7       88.2
Operating income                        11.6       10.3       11.8
  Interest and other expense             4.5        5.0        8.2
Income before taxes and
 extraordinary charge                    7.1        5.3        3.6
  Provision for income taxes             2.7        2.0        1.3
Income before extraordinary charge       4.4        3.3        2.3
  Extraordinary charge,net of taxes      0.1         --        0.9
Net income                               4.3%       3.3%       1.4%
</END TABLE>

Fiscal 1994 Compared with Fiscal 1993


Revenues

Revenues in 1994 were an all-time high of $167.3 million, 9% above 1993's
$152.8 million, the third consecutive year of record sales. Revenue improvement occurred in all areas of the business. Combined services revenues grew 5% to $84.2 million, systems revenues increased 14% to $72.9 million and finance revenues improved by 18% to $10.2 million.

Services

The 5% growth in services revenues resulted from a 19% increase in Information
Services revenues to $24.4 million and a slight improvement in Customer Sup-port Services revenues to $59.7 million from $59.5 million.

Strong Electronic Catalog sales and the emergence of the Point of Sale (POS) movement analysis business generated the increase in Information Services revenues, partially offset by a 3% decrease to $5.4 million in Telepricing database revenues.

Electronic Catalog revenues were $18.7 million, $3.7 million or 24% above last year, due in part to large automotive chain customers who had several locations begin service during the year. POS operations generated revenues of $.4 mil-lion, up from $39,000 last year as this market continues to develop.

The increase in Customer Support Services revenues resulted from Business
Products revenues increasing 26% to $4.2 million, partially offset by a 1% decrease to $55.5 million in support services revenues. Business Products revenues, when compared to the corresponding periods in prior years, have averaged over 20% growth each quarter for the past two fiscal years due to an expanding customer base and a broader selection of products. Systems support revenues have shown slight decreases the past two years as the Company has introduced lower-cost services options.

Systems

The automotive and hardgoods businesses, coupled with third party manufac-turing, comprise systems revenues and showed improvement when compared to last year. Automotive revenues increased 17% to $44.7 million and hardgoods revenues increased 2% to $26.2 million. Third party manufacturing revenues increased
$1.6 million to $2 million for the period.

The increase in automotive revenues resulted from the service dealer business showing a 59% growth in revenues to $8.1 million. Subscribers to the service dealer parts and labor estimating databases increased from just under 2,000 in 1993 to approximately 5,700 in 1994. Increases in automotive retail customers provided the majority of this improvement. This success is attributed to rapid market acceptance of this product and an increased sales force.

Another significant contributing factor to the increase in automotive revenues was from numerous jobber customers upgrading to the Triad Prism platform.
Revenues from Prism and other upgrades increased 18% or $3.5 million to $22.7 million for the year. Since the first phase of the Triad Prism platform introduction in July 1993, more than 500 Triad Prism systems have been instal-led. Because of the sales focus on the Triad Prism product, new systems sales decreased by 12% to $6.4 million.

Warehouse products provided a $.9 million increase in revenues over 1993 by generating a record $4.8 million in revenues. Increased sales resulted from a change to a UNIX-based product which provides customers with more system options and computing flexibility. Additionally, the Company introduced
The Paperless Warehouse product in February and initial market acceptance has been favorable.

Hardgoods revenues increased $.6 million to $26.2 million in 1994, reflecting consistent sales of new systems and increased upgrade activity. Though the sales of this business have increased over the prior year, results have been impacted by higher than acceptable turnover in hardgoods management and the sales force. The Company has taken measures to correct these issues.

Finance

Triad Financial revenues were $10.2 million in 1994, an 18% improvement over the prior year, due to a $1.0 million increase in gains recognized as a result of higher discounting. Leases discounted in 1994 were $57.4 million, up from $37.9 million in 1993, reflecting the Company's taking advantage of higher current yields, which normally decrease as interest rates rise.

Costs and Expenses

Gross margin as a percent of services revenues decreased by 1% to 41% in 1994.
This decrease is attributed to investments made in developing the POS movement analysis business and in expanding the Automotive and Service Dealer support services. Gross margin as a percent of systems revenues increased by 1% to 53% in 1994. Margins were expected to show a greater increase but were hindered by a reduction in the average system selling price and from an increase in lower margin third party manufacturing business.

Marketing expenses were up $3.9 million to $44 million but remained at 26% of sales. The increase was due primarily to a larger sales force.

Product development expenses after capitalization of software development decreased $.1 million to $8 million. This reduction resulted from an increase in the capitalization of development expenses related to the second phase of the Triad Prism product.

General, administrative and other operating expenses decreased 3% to $11.1 million. The reduction in 1994 costs was attributed to a decline in legal expenses to $.6 million in 1994 from $1.6 million in 1993. Reductions in legal expense were partially offset by higher sales force recruiting costs.

Interest and other expense decreased $.2 million to $7.5 million, primarily as a result of the Company retiring $7.3 million in debt during the year. Interest expense is expected to decrease next year as the Company retired $2.9 million of debt in October 1994 and is scheduled to retire an additional $3.9 million in August 1995 in accordance with the debt agreement.

The early retirement of the senior fixed rate notes in 1994 generated an extraordinary charge of $143,000 ($.01 per share) that included a premium of $196,000, unamortized debt costs of $35,000, less taxes of $88,000.

The 1994 effective tax rate increased to 38% from 37.8% in 1993. The 1993 effective tax rate was restated to 37.8% from 28% due to the 1993 income tax provision increase of $.8 million as a result of the Company retroactively adopting the Statement of Financial Accounting Standards 109 (SFAS 109),
"Accounting for Income Taxes," to the beginning of fiscal year 1993.

Future Operating Results

The Company's future results will depend upon conditions in its markets that may affect demand for its products, and upon the Company's ability to intro-duce products and enhancements on a timely basis. Results will also be affected by seasonal changes in product demand, market acceptance of new products and enhancements, the size and experience of the sales force and the mix of products sold. All could cause operating results to fluctuate, especially on a quarterly basis.

Liquidity and Capital Resources

Management believes available cash resources, primarily generated from opera-tions, lease discounting and credit lines, will provide adequate funds to finance foreseeable operating needs. The Company maintains $13.8 million in bank lines of credit and there were no borrowings at September 30, 1994.

The Company currently invests its available cash resources in the lease portfolio of Triad Financial due to the higher yields achieved and the flex-ibility provided to offer customers financing. At September 30, 1994, the Company had $26 million invested in its lease portfolio and, if needed, main-tains discounting lines to sufficiently liquidate the principal of this investment into cash.

Triad Financial financed 61% of Triad's domestic business systems sales during 1994, as well as $11.4 million in non-Triad equipment through client lease programs. Additionally, Triad Financial received $64 million of proceeds from discounting leases during the year.

Limited and full-recourse discounting agreements are maintained with banks and lending institutions. The discounting agreements contain certain restrictive covenants which allow Triad Financial to discount only while in compliance with such covenants. The Company is in compliance with the restrictive cove-nants and management believes that it will maintain compliance with such covenants in the foreseeable future. Under the discounting agreements, Triad
Financial is contingently liable for losses in the event of lessee nonpayment.
The agreements provide for limited recourse of up to 10% or full recourse at 100% of discounting proceeds, depending on the credit risk associated with specific leases. At September 30, 1994, the contingent liability for dis-counted leases was $19.4 million. Title to equipment discounted under the agreements is generally pledged as collateral.

The Company's debt agreement covenants adjust to offset the impact of accounting changes; therefore, the Company's adoption of SFAS 109, which required balance sheet reclassifications, has not affected the Company's ability to comply with these debt covenants.

Capital equipment expenditures were $3.4 million during 1994 and are antici-pated to increase by approximately $1 million during 1995 as the Company is replacing its current information systems.

During 1994, treasury stock valued at $.7 million was reacquired by the Company from officers exchanging common shares outstanding for stock options exercised into common shares, resulting in 143,000 additional treasury shares in 1994. Total common shares acquired in 1994 by the Company's officers were 632,000 shares.

Working Capital

Management believes that current working capital and the Company's ability to generate working capital by discounting its investment in Triad Financial's lease portfolio is sufficient to meet foreseeable business needs. The Company manages current assets, particularly cash, to maximize the return on assets.
The Company utilizes its cash to fund Triad Financial's lease portfolio, which was $26 million at September 30, 1994, or to reduce the Company's debt level.
Current working capital has been reduced from the prior year's disclosure by approximately $6.5 million as a result of the Company's adoption of SFAS 109.

Fiscal 1993 Compared with Fiscal 1992

Revenues

Revenues of $152.8 million in 1993 were slightly higher than record revenues in the prior year. Services and systems revenues improved 1%, respectively, to $80.1 million and $64.1 million. Finance revenues of $8.7 million declined
9% from 1992, when there was a higher level of discounting related to the August 1992 refinancing of long-term debt.

Services

Information Services revenues increased 14% over 1992 to $20.6 million, reflecting a 17% improvement in Electronic Catalog product sales to $15 mil-lion. Increased recurring Electronic Catalog revenues were generated by the product being delivered with nearly 1,000 LaserCat workstations and more than 700 ServiceCat workstations and Triad Service Systems in the Service Dealer market. Approximately 87% of all new Automotive customers acquired the Elec-tronic Catalog product with their new Triad system in 1993, compared to 90% in 1992, and many purchased the product with upgrades to Series 12 systems.
Electronic Catalog sales to major retail Automotive market customers also contributed to the 1993 revenue increase. Telepricing revenues increased slightly to $5.5 million. Triad's Information Services Division serves nearly
27,000 Automotive point of sale counter positions, up 16% over 1992.

Customer Support Services revenues of $59.5 million declined 3% from 1992 revenues of $61.1 million, due in part to lower-cost Automotive program options introduced in 1993 and fewer new jobber locations. Recurring revenues from the Automotive jobber market were 6% below 1992. An increase in new
Hardgoods customers generated a 6% improvement in Customer Support Services revenues from that segment, partially offsetting the revenue decline in the jobber market.

An increase in new customers, predominantly from the Hardgoods market, and enhanced telemarketing efforts resulted in Business Products revenues improving 26% to a record $3.3 million. The unit provides computer forms and supplies to Triad customers.

Systems

Hardgoods revenues rose 14% over 1992 to $25.6 million, including $6 million in revenues from the Advantage joint marketing program with major distributors.
The Company added 14 distributors to the program in 1993, with a 32% increase in systems sold to associated retail outlets. A 22% increase in the Hardgoods sales force also contributed to new Hardgoods systems sales of $14.4 million, a 36% improvement over 1992.

Automotive Division revenues of $38.1 million represented a 7% decline from 1992, primarily the result of a 15% decrease in jobber systems sales. Jobber revenues reflected uncertain economic conditions, competitive pressures, a reduction in sales force and a management reorganization early in the year.
Service Dealer revenues increased 58% to $5.1 million and Warehouse revenues rose 30% to $3.8 million.

Improved Service Dealer revenues reflected a 15% increase in the number of ServiceCat workstations sold in 1993, along with 245 units of the Triad
Service System introduced in late 1992 to provide full business management capabilities to Service Dealer customers. The revenue improvement was achieved with a newly created dedicated sales force and expansion of marketing efforts into 20 additional regions nationwide.

The fourth quarter introduction of the first phase of the Triad Prism jobber system had a positive impact on jobber revenues, generating increased upgrade revenues through the sale of 205 units. The UNIX-based Triad Prism product will offer new and existing customers a fully integrated system with greater flexibility and enhanced software applications upon the release of the second phase in early fiscal 1995.

Improved warehouse revenues reflected increased sales of the Triad Information
System, which was first offered in mid 1992 to large multiple-location customers who require single-system solutions.

Finance

Triad Financial revenues of $8.7 million declined 9% from 1992, resulting from a 12% decrease in discounting gains. Leases discounted in 1993 were $37.9 million compared to $42.1 million in 1992, when increased discounting generated additional cash for the August 1992 refinancing of long-term debt.

Costs and Expenses

Gross margin as a percent of services revenues was unchanged at 42% in 1993.
Gross margin as a percent of systems sales improved to 52% from 50%, primarily due to lower component costs and a mix of higher-margin products for Hardgoods systems.

Marketing expenses rose 2% to $40.1 million due to costs associated with expanded Service Dealer and Hardgoods sales forces. The increase was partially offset by lower costs related to reduced domestic and international Automotive jobber sales forces. Expenses also reflected increased sales force training costs and sales efforts to market new services products.

Product development expenses after capitalization of software development were $8.1 million, an increase of 8%. Software capitalization decreased during the year due to fewer development projects falling within capitalization criteria.

General and administrative expenses of $9.8 million increased $.4 million over 1992 and other operating expenses of $1.6 million increased $1.5 million over 1992. Legal costs in other operating expense rose $1.6 million due to litigation, including actions to protect the Company's intellectual property rights.

Interest and other expense decreased $4.8 million to $7.7 million, reflecting the refinancing of long-term debt in 1992 that resulted in more favorable interest rates and lower average borrowings in 1993. In addition, 1993 included a gain of $.7 million from the sale of 15.3 acres of land held for resale.

The effective tax rate decreased to 28% in 1993 (before the SFAS 109 restatement) from 36% in 1992 following the favorable conclusion of tax audits covering fiscal 1986 through 1989.

In August 1992, the Company recorded an extraordinary charge due to the early retirement of debt and the resulting write-off of $1.2 million in unamortized financing costs and a $.7 million premium paid upon retirement, net of income taxes of $.5 million.


Triad Systems Corporation

Consolidated Statements of Income
For the Years Ended September 30

(Amounts in thousands except per share data)    1994       1993       1992
- - - -----------------------------------------------------------------------------
Revenues
 Systems                                       $ 72,910   $ 64,069   $ 63,820
 Customer support services                       59,733     59,509     61,063
 Information services                            24,436     20,586     18,127
 Finance                                         10,199      8,654      9,562
					       --------   --------   --------
  Total revenues                                167,278    152,818    152,572

Costs and expenses
 Systems                                         34,407     30,687     32,029
 Services                                        50,359     46,606     46,197
 Marketing                                       44,030     40,149     39,347
 Product development                              8,022      8,118      7,483
 General and administrative                      10,515      9,810      9,408
 Other operating expense                            584      1,626         95
					       --------   --------   --------
  Total costs and expenses                      147,917    136,996    134,559
					       --------   --------   --------
Operating income                                 19,361     15,822     18,013
 Interest and other expense                       7,459      7,676     12,513
					       --------   --------   --------
Income before income taxes and extraordinary
  charge                                         11,902      8,146      5,500
 Provision for income taxes                       4,523      3,081      1,980
					       --------   --------   --------
Income before extraordinary charge                7,379      5,065      3,520
 Extraordinary charge on repurchase of debt,
 net of taxes                                       143         --      1,423
					       --------   --------   --------
Net income                                     $  7,236   $  5,065   $  2,097
					       ========   ========   ========
Earnings per share
 Primary
  Income before extraordinary charge           $    .43   $    .31   $    .27
  Net income                                        .42        .31        .17
  Weighted average shares                        17,418     16,937     13,950
 Fully diluted
  Income before extraordinary charge           $    .43   $    .30   $    .27
  Net income                                        .42        .30        .17
  Weighted average shares                        17,421     16,948     14,089

Amounts for 1993 have been restated (Note 17).
The accompanying notes are an integral part of these financial statements.
</END TABLE>


Triad Systems Corporation

Consolidated Balance Sheets
September 30
(Amounts in thousands except share data)                1994       1993
- - - ----------------------------------------------------------------------------
Assets
Current assets
 Cash and equivalents                                  $  7,963   $  8,250
 Trade accounts receivable                               14,090     10,081
 Investment in leases                                     4,152      5,874
 Inventories                                              6,113      6,567
 Prepaid expenses and other current assets                6,068      5,097
						       --------   --------
  Total current assets                                   38,386     35,869
Service parts                                             2,434      2,104
Property, plant and equipment                            27,033     26,389
Long-term investment in leases                           21,836     24,306
Land for resale                                          25,063     25,367
Capitalized software and intangible assets               13,870     11,655
Other assets                                              7,741      5,689
						       --------   --------
  Total assets                                         $136,363   $131,379
						       ========   ========
Liabilities
Current liabilities
 Notes payable and current portion of long-term debt   $  6,773   $  2,971
 Accounts payable                                         8,940      9,210
 Accrued employee compensation                            8,090      7,348
 Deferred income taxes                                    4,310      3,872
 Other current liabilities and accrued expenses          10,189     10,170
						       --------   --------
  Total current liabilities                              38,302     33,571
Long-term debt                                           56,633     69,381
Deferred income taxes                                    23,855     20,892
Other liabilities                                         5,432      4,421
						       --------   --------
Total liabilities                                       124,222    128,265
						       --------   --------
Stockholders' Equity
Cumulative convertible preferred stock
  $.01 par value; authorized 1,000,000 shares;
  issued and outstanding 1,000,000 shares in
  1994 and 1993; liquidation value $20 million               10         10
Common stock
  $.001 par value; authorized 50,000,000 shares;
  issued 13,896,000 in 1994 and 12,611,000 shares
  in 1993                                                    14         13
Treasury stock
  270,000 shares in 1994 and 127,000 shares in 1993      (1,326)      (592)
Capital in excess of par value                           31,680     27,626
Accumulated deficit                                     (18,237)   (23,943)
						       --------   --------
     Total stockholders' equity                          12,141      3,114
						       --------   --------
     Total liabilities and stockholders' equity        $136,363   $131,379
						       ========   ========
Amounts for 1993 have been restated (Note 17).
The accompanying notes are an integral part of these financial statements.
</END TABLE>



Triad Systems Corporation

Consolidated Statements of Cash Flows
For the Years Ended September 30
(Amounts in thousands)                             1994      1993      1992
- - - -------------------------------------------------------------------------------
Cash flows from operating activities
Income before extraordinary charge              $  7,379  $  5,065  $  3,520
Adjustments to reconcile income before
 extraordinary charge to net cash provided
 by operating activities
  Extraordinary charge on repurchase of debt,
   net of taxes                                     (143)       --    (1,423)
  Depreciation and amortization                    8,087     8,423     9,912
  Receivable and inventory loss provisions         8,264     7,549     7,224
  Gains from lease discounting                    (5,923)   (4,862)   (5,529)
  Gain from sale of land                              --      (652)       --
  Other                                            1,710       859      (191)
  Changes in assets and liabilities
   Trade accounts receivable                      (6,548)   (2,212)   (3,479)
   Leases purchased (discounted)                   6,233    (5,062)    5,917
   Inventories                                      (991)     (475)    1,288
   Deferred income taxes                           3,401       950     1,851
   Prepaid expenses and other current assets      (1,512)      132      (241)
   Accounts payable                                 (764)      521     1,802
   Accrued employee compensation                     742        42       653
   Other current liabilities and accrued
    expenses                                         513     2,907    (3,692)
						--------  --------  --------
      Net cash provided from operating
      activities                                  20,448    13,185    17,612

Cash flows from investing activities
  Investment in property, plant and equipment     (3,416)   (3,029)   (3,116)
  Capitalized software                            (3,142)   (2,840)   (3,347)
  Proceeds from the sale of land                      --     1,720        --
  Other                                           (5,501)   (3,955)   (3,457)
						--------  --------  --------
      Net cash used in investing activities      (12,059)   (8,104)   (9,920)

Cash flows from financing activities
  Issuance of debt                                40,560    38,895    48,000
  Repayment of debt                              (50,536)  (41,842)  (75,627)
  Proceeds from sale of common stock               2,834     1,893     1,419
  Proceeds from sale of preferred stock               --        --    18,864
  Dividends paid                                    (800)     (727)       --
  Purchase of treasury stock                        (734)     (442)       --
  Other                                               --       (90)   (2,268)
						--------  --------  --------
      Net cash used in financing activities       (8,676)   (2,313)   (9,612)

Net increase (decrease) in cash and
 equivalents                                        (287)    2,768    (1,920)
Beginning cash and equivalents                     8,250     5,482     7,402
						--------  --------  --------
Ending cash and equivalents                     $  7,963  $  8,250  $  5,482
						========  ========  ========

Supplemental disclosures of cash flow
 information
Cash paid during the year for
  Interest                                      $  7,172  $  7,763  $ 12,987
  Income taxes                                       881     1,517     2,424
Noncash investing and financing activities
  Leases capitalized                                 518        --       253
  Purchase of lease portfolio                         --     3,199        --
  Assessment district refinancing                     --       517        --
  Note payable for business acquisition               --        --     1,715
						========  ========  ========

Amounts for prior years have been restated (Notes 17 and 19).
The accompanying notes are an integral part of these financial statements.
</END TABLE>

Triad Systems Corporation

Consolidated Statements of Stockholders' Equity (Deficit)
For the Years Ended September 30

							   Number of Shares
							 ---------------------
(Amounts in thousands)        1994     1993     1992      1994    1993    1992
- - - ------------------------------------------------------------------------------
Cumulative convertible
preferred stock              $    10  $    10  $    10   1,000   1,000   1,000


Common stock
  Beginning balance               13       12       11  12,611  11,750  11,128
  Common stock issuance            1        1        1   1,285     861     622
			     -------  -------  -------  ------  ------  ------
  Ending balance                  14       13       12  13,896  12,611  11,750
			     -------  -------  -------  ------  ------  ------

Treasury stock
  Beginning balance             (592)    (150)    (150)    127      40      40
  Treasury stock purchase       (734)    (442)      --     143      87      --
			     -------  -------  -------  ------  ------  ------
  Ending balance              (1,326)    (592)    (150)    270     127      40
			     -------  -------  -------  ------  ------  ------

Capital in excess of par
  Beginning balance           27,626   24,399    3,647
  Common stock issuance        2,833    1,893    1,419
  Market rate adjustment on
  dividend                       870      867      145
  Tax benefit of options
   exercised                     351      453      334
  Preferred stock issuance        --       14   18,854
			     -------  -------  -------
Ending balance                31,680   27,626   24,399
			     -------  -------  -------

Accumulated deficit
  Beginning balance          (23,943) (26,920) (28,903)
  Net income                   7,236    5,065    2,097
  Translation gains (losses)     140     (427)     164
  Dividends declared on
   cumulative convertible
   preferred stock              (800)    (794)    (133)
  Market rate adjustment on
   dividends                    (870)    (867)    (145)
			     -------  -------  -------
Ending balance               (18,237) (23,943) (26,920)
			     -------  -------  -------

Stockholders' equity         $12,141  $ 3,114  $(2,649)
 (deficit)                   =======  =======  =======

Amounts for 1993 have been restated (Note 17).
The accompanying notes are an integral part of these financial statements.
</END TABLE>


Triad Systems Corporation
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies.

Triad Systems Corporation ("Triad") is a leading provider of business and information management services to the automotive parts aftermarket, the service dealer market and the hardgoods industry. The Company produces and markets proprietary databases and software products, and designs, develops, manufactures, markets, services and leases computer systems. The following is a summary of the Company's significant accounting policies.

Consolidation.

The Consolidated Financial Statements include the accounts of Triad and its wholly-owned subsidiaries, including Triad Systems Financial Corporation
("Triad Financial"), after elimination of intercompany accounts and trans-actions.

Foreign Currency Translation.

Assets and liabilities of subsidiary operations denominated in foreign currencies are translated at the year-end rates of exchange and the income statements have been translated at the average rates of exchange for the year.
Local currencies are considered to be the functional currencies.

Cash and Equivalents.

Cash equivalents are short-term interest bearing instruments with maturity dates of ninety days or less at the time of purchase.

Inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market and include amounts which ultimately may be capitalized as equipment or service parts.

Service Parts.

Service parts used for servicing installed equipment are stated at cost and are depreciated over a five-year period using the straight-line method.

Property, Plant and Equipment.

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is less. As property, plant and equipment are disposed of, the asset cost and related accumulated depreciation or amortization are removed from the accounts, and the resulting gains or losses are reflected in operations.

Investment in Leases.

At the inception of a lease, the gross lease receivable, the reserve for potential losses, the estimated residual value of the leased equipment and the unearned lease income are recorded. The unearned lease income represents the excess of the gross lease receivable plus the estimated residual value over the cost of the equipment leased. Certain initial direct costs incurred in consummating the leases, included in the investment in leases, are amortized over the life of the lease. Leases discounted under the agreements are removed from the balance sheet and the gains are reflected in operations.

Capitalized Software.

Costs relating to the conceptual formulation and design of software products are expensed as product development, and costs incurred subsequent to esta-blishing the technological feasibility of software products are capitalized.
Amortization of capitalized software costs begins when the products are avail-able for general release to customers. Costs are amortized over the expected product lives and are calculated using the greater of the straight line method, generally over three or five years, or a cost per unit sold basis.

Debt and Equity Issuance Costs.

The unamortized costs associated with the issuance of debt and equity instruments are recorded with the associated liability. Amortization is computed according to the interest method for debt issuance costs and is included in interest expense. Upon retirement of remaining principal balances, the associated unamortized costs are reflected in operations.

Treasury Stock.

Purchases of the Company's common stock are valued at cost.

Revenue Recognition.

Services revenue is recognized over the period that the services are per-formed. Systems revenue is recognized upon product shipment provided there are no remaining significant obligations and collection is probable. Finance revenue is recognized ratably over the lease term, except discounting gains, which are recognized at the time of discounting.

Income Taxes.

Deferred income taxes reflect differences in reporting certain items for financial statement and income tax purposes. Income taxes are provided on the undistributed earnings of foreign subsidiaries that are not considered to be permanently reinvested. Business tax credits are accounted for using the flow-through method and accordingly, are deducted from the tax provision in the period in which the credit arises.

Earnings Per Share.

Primary and fully diluted earnings per share are based on the average common shares outstanding, the dilutive effect of the stock options, and the assumed conversion of the preferred stock and exercise of warrants. Dilution from common equivalents has been further limited under the modified treasury stock method.

Reclassification.

Certain 1992 and 1993 amounts have been reclassified to conform to the 1994 presentation. These changes have no effect on the financial condition or results of operations as previously reported.

Note 2. Finance Subsidiary.

Triad Financial is a wholly-owned subsidiary that purchases Triad systems and other products and leases those products to third parties under full-payout and direct financing leases. Triad Financial's purchases from Triad were $39,624,000 in 1994, $35,540,000 in 1993 and $34,501,000 in 1992. Summarized
financial information of the Company's combined leasing operations, included in the Consolidated Financial Statements, is as follows:


Condensed Combined Balance Sheets
September 30
(Amounts in thousands)                      1994                 1993
- - - -----------------------------------------------------------------------
Assets
Cash                                       $    --              $   171
Net investment in leases                    25,988               30,180
Residual value retained on leases
 discounted, less unearned income
 of $6,584 in 1994 and $5,223 in 1993        5,544                4,163
Receivable from parent company              25,633               17,179
Other assets                                 2,857                2,870
					   -------              -------
   Total assets                            $60,022              $54,563
					   =======              =======

Liabilities and Stockholder's Equity
Other liabilities and accrued expenses     $ 8,115              $ 7,382
Deferred income                              1,955                1,554
Debt                                         2,171                3,249
Stockholder's equity                        47,781               42,378
					   -------              -------
   Total liabilities and
    stockholder's equity                   $60,022              $54,563
					   =======              =======
</END TABLE>


Condensed Combined Statements of Income
For the Years Ended September 30
(Amounts in thousands)                      1994        1993        1992
- - - --------------------------------------------------------------------------
Revenues                                   $10,199     $ 8,654     $ 9,562
Costs and expenses
  Selling and administrative                 2,148       2,110       1,948
  Provision for doubtful accounts
   and revaluation charges                   2,317       3,235       3,212
					   -------     -------     -------
Operating income                             5,734       3,309       4,402
  Intercompany income                        3,148       2,726       2,666
					   -------     -------     -------
Income before taxes                          8,882       6,035       7,068
  Provision for income taxes                 3,430       1,690       2,545
					   -------     -------     -------
Net income                                 $ 5,452     $ 4,345     $ 4,523
					   =======     =======     =======
</END TABLE>

Note 3. Discounting of Lease Receivables.

Limited and full recourse agreements are maintained with banks and lending institutions under which available lines were $51,325,000 at September 30, 1994. As leases are discounted, a sale is recorded and gains, the difference between proceeds received and the book value of the lease receivables, are reflected in finance revenue. Proceeds from discounting of lease receivables were $64,044,000 in 1994, $42,460,000 in 1993 and $48,607,000 in 1992. A
portion of discounting gains is deferred to offset future administration costs for discounted leases and is amortized over the remaining lease term.

Under the discounting agreements, Triad Financial is contingently liable for losses in the event of lessee nonpayment. The agreements provide for limited recourse of up to 10% or full recourse at 100% of discounting proceeds, depending on the credit risk associated with specific leases. At September 30, 1994, the contingent liability for discounted leases was $19,426,000. Title to equipment discounted under the agreements is generally pledged as collateral.

The discounting agreements contain restrictive covenants which allow Triad
Financial to discount only while in compliance with such covenants. The
Company is in compliance with the restrictive covenants, and management believes that it will maintain compliance with such covenants in the foreseeable future. The most restrictive covenant requires that both Triad and Triad Financial be profitable each quarter. Under the terms of an operating and support agreement with the finance subsidiary, Triad is obligated, if necessary, to make equity contributions or subordinated loans to enable Triad Financial to fulfill its obligations under the agreements.

Note 4. Trade Accounts Receivable.

Trade accounts receivable at September 30, 1994 and 1993 include allowances for doubtful accounts of $1,166,000 and $991,000, respectively. Most of the Company's customers are in the automotive parts aftermarket, the service dealer market or the hardgoods industry.


Note 5. Inventories.
(Amounts in thousands)                     1994           1993
- - - ---------------------------------------------------------------
Purchased parts                           $2,404         $2,607
Work in process                              448            617
Finished goods                             3,261          3,343
					  ------         ------
  Total inventories                       $6,113         $6,567
					  ======         ======
</END TABLE>


Note 6. Service Parts.
(Amounts in thousands)                     1994           1993
- - - ----------------------------------------------------------------
Service parts                             $10,095        $10,620
Less accumulated depreciation               7,661          8,516
					  -------        -------
   Total service parts                    $ 2,434        $ 2,104
					  =======        =======
</END TABLE>


Note 7. Property, Plant and Equipment.
(Amounts in thousands)                     1994           1993
- - - ----------------------------------------------------------------
Furniture and equipment                   $18,218        $15,577
Field service and demonstration
 equipment                                 11,990         12,096
Buildings and leasehold
 improvements                              17,524         17,577
					  -------        -------
					   47,732         45,250
Less accumulated depreciation and
 amortization                              27,486         25,331
					  -------        -------
					   20,246         19,919
Land                                        6,787          6,470
					  -------        -------
   Total property, plant and
    equipment                             $27,033        $26,389
					  =======        =======
</END TABLE>


Note 8. Investment in Leases.
(Amounts in thousands)                     1994           1993
- - - -----------------------------------------------------------------
Total minimum lease payments
 receivable                               $22,169        $34,873
Allowance for doubtful accounts              (322)          (460)
Initial direct costs                          343            490
Estimated unguaranteed residual
 value                                      1,544          2,554
					  -------        -------
Gross investment in leases                 23,734         37,457
Unearned income                            (6,533)       (10,720)
Leases pending acceptance                   8,787          3,443
					  -------        -------
   Total investment in leases             $25,988        $30,180
					  =======        =======
Short-term investment in leases             4,152          5,874
Long-term investment in leases             21,836         24,306
					  =======        =======
</END TABLE>

Historically, a substantial portion of the lease receivables are discounted prior to maturity. Accordingly, a schedule of maturities for the next five years is not indicative of future cash collections. Most of Triad Financial's customers are in the automotive parts aftermarket, the service dealer market or the hardgoods industry.


Note 9. Capitalized Software.
(Amounts in thousands)                     1994           1993
- - - ----------------------------------------------------------------
Beginning balance                         $ 7,263        $ 7,324
Capitalized software costs                  3,142          2,840
Amortization of software costs             (2,291)        (2,901)
					  -------        -------
Ending balance                            $ 8,114        $ 7,263
					  =======        =======
</END TABLE>

Note 10. Land for Resale.

Triad currently holds 166 acres in Livermore, California that it intends to sell over a period of years. Gains from the sale of land amounting to $652,000 in 1993 are included as other income in interest and other expense.


Note 11. Debt.
(Amounts in thousands)                     1994              1993
- - - -------------------------------------------------------------------
12.25% senior fixed rate notes, due
 in 1999                                  $22,200           $25,000
Senior floating rate notes, due in 1997    15,500            15,500
Bank borrowings, bearing interest
 at prime plus .75%, maturing 1997             --             4,500
Mortgage loan payable, bearing
 interest at 9.9%, and maturing
 through 2003                              11,803            12,580
Assessment district improvement
 bonds, bearing interest at rates
 ranging from 4.75% to 7.25%,
 and maturing through 2014
   Land for operations                      2,485             2,536
   Land for resale                          8,683             8,862
Other, bearing interest at rates
 ranging from 7% to 12%, and
 maturing through 1998                      4,134             5,317
Unamortized debt issuance costs            (1,399)           (1,943)
					  -------           -------
   Total debt                             $63,406           $72,352
					  =======           =======
Short-term debt                             6,773             2,971
Long-term debt                             56,633            69,381
					  =======           =======
</END TABLE>


The company retired $2,800,000 of the 12.25% senior fixed rate notes at 107%
of principal plus accrued interest in May 1994. The remaining $22,200,000
12.25% senior fixed rate notes ("fixed rate notes") mature in 1999 and can be redeemed at the option of the Company beginning in August 1997 at 101% of principal plus accrued interest and at 100% of principal plus accrued interest after August 1998. Mandatory redemption of $8,334,000 of principal plus accrued interest is required annually beginning August 1997. Interest is payable semiannually.

The $15,500,000 senior floating rate notes ("floating rate notes") mature in 1997 and can be redeemed at the option of the Company in increments of $1,000,000 at 100% of principal plus interest. Mandatory redemption of principal of $3,875,000 and $7,750,000 plus interest is required in August
1995 and 1996, respectively. Interest is adjusted quarterly based on the three-month LIBOR rate plus 3.05% (7.86% at September 30, 1994). The rate is effective for the subsequent quarter and interest is payable quarterly. In the event of a change in control as defined in the debt agreements, both the fixed rate and floating rate notes must be redeemed at 101% of principal plus interest.

The Company's $13,367,000 revolving line of credit with a bank bears interest at prime (7.75% at September 30, 1994) plus .75%, and is collateralized by receivables and inventories. There were no bank borrowings at September 30, 1994. The line of credit commitment decreases by $1,167,000 in 1995 and in each of the succeeding years through maturity in 1997. Commitment fees are 0.5% on the average unused commitment.

The Company maintains an overdraft facility with a bank in Europe. The maximum commitment available under the agreement is $394,000 and the agreement provides that borrowings will bear interest at the United Kingdom prime rate
(5.75% at September 30, 1994) plus 1.8%. There were no borrowings at September 30, 1994.

The fixed rate notes, the floating rate notes and the line of credit agree-ments contain restrictive covenants regarding payment of dividends, incurrence of additional debt and maintenance of consolidated tangible net worth and certain financial ratios. In the event the Company is unable to meet these covenants, accelerated repayments could be required.

The interest rate on the mortgage financing for the Livermore headquarters facility may be adjusted at the option of the lender in 1998 and could impact the interest rate from 1999 to its maturity in 2003. Borrowings are col-lateralized by land and buildings, and are payable in monthly installments.

A portion of the Company's land for resale and the parcels retained for its facilities are part of assessment districts and are subject to bonded indebtedness incurred in connection with the development of improvements and community services. Semiannual principal and interest payments on the bonds are required to be made by Triad as long as the parcels are owned by the Company. As the Company sells land, the corresponding obligation will be assumed by the new owners.

Annual maturities of long-term debt for each year from 1995 through 1999 are $6,924,000, $10,567,000, $13,935,000, $10,174,000 and $7,302,000,
respectively.

Accruals for interest expense at the end of 1994 and 1993 were $768,000 and $782,000, respectively.

Note 12. Equity.

Cumulative Convertible Preferred Stock.

The 1,000,000 shares of $.01 par value senior cumulative convertible preferred stock ("senior preferred stock") are redeemable at the option of the Company at 100%, provided at least one half the outstanding shares are redeemed in the initial transaction and the balance in any subsequent transaction. The senior preferred stock has a liquidation value of $20 per share plus accrued dividends, and is convertible at the option of the holder into common stock at a conversion price of $20 per share. Dividends are cumulative and payable quarterly at 4% per annum through September 1995, are adjusted to 8% per annum through September 1996 and to 10% per annum thereafter. Dividends declared were $.80 per share in 1994 and in 1993. While dividends are cur-rently paid at a 4% rate, stockholders' equity includes an adjustment that raises the effective dividend rate to 10% and increases the value of dividends to $1,670,000 in 1994. Shares of senior preferred stock are voted with, and have voting rights equal to, the Company's common stock. Except with regard to election of directors, each preferred share is convertible into one share of common stock, and initially has one vote per share. Preferred stockholders are entitled to elect one director to the Company's Board of Directors. In the event the Company is in arrears on dividend payments, the preferred stock-holders are entitled to additional representation on the Company's Board of Directors.

Warrants.

Detachable warrants to purchase 3,500,000 shares of the Company's common stock at $6.375 per share were issued in connection with the $20,000,000 senior preferred stock issuance in August 1992. The warrants are immediately exer-cisable, expire in August 1997 and are callable by the Company any time commencing February 1996, provided the Company's common stock trades at a minimum of $9.56 for 20 of the most recent 30 consecutive trading days. The
$20,000,000 preferred stock investment can be applied toward the exercise of the warrants.

Common Stock.

Triad has declared no dividends on its common stock since its incorporation and anticipates it will continue to retain its earnings for use in its business. The Company's loan agreements contain restrictions on the payment of dividends on its common stock. The most restrictive covenant regarding the payment of common stock cash dividends requires the ability to cover interest expense three times from operating income.

Note 13. Employee Stock Plans.

Stock Options.

The Company has reserved shares of common stock for issuance under its employee and outside director stock option plans for nonqualified or incentive stock options. The option price may not be less than the fair market value at the date of grant. Options become exercisable at various dates as specified by the Board of Directors and expire ten years from the date of grant.




Stock Option Activity

(Amount in thousands              Option Price           Exercisable  Available
  except per share data)  Shares    Per Share    Amount    Options    for Grant
- - - -------------------------------------------------------------------------------
Options outstanding at
 September 30, 1991      5,632   $1.47 to $4.12  $12,964   4,448       526
  Granted                   64    5.25 to  6.25      387
  Exercised               (482)   1.47 to  4.12     (973)
  Cancelled                (42)   1.53 to  5.25     (153)
			 -----   --------------  -------   -----       ---
Options outstanding at
 September 30, 1992      5,172    1.47 to  6.25   12,225   4,478       519
  Granted                   26    4.37 to  5.87      146
  Exercised               (720)   1.47 to  4.12   (1,266)
  Cancelled                 (8)   4.12 to  5.87      (40)
			 -----   --------------  -------   -----       ---
Options outstanding at
 September 30, 1993      4,470    1.47 to  6.25   11,065   4,138       501
  Granted                  337    4.62 to  5.50    1,757
  Exercised             (1,136)   4.12 to  5.75   (2,200)
  Cancelled                (15)   3.12 to  4.12      (61)
			 -----   --------------  -------   -----       ---
Options outstanding at
 September 30, 1994      3,656   $1.50 to $6.25  $10,561   3,210       194
			 =====   ==============  =======   =====       ===
</END TABLE>



An employee who exercises a nonqualified option granted before 1987 receives a bonus equal to either (a) 30% of the excess, if any, of the fair market value over the option price, or (b) 30% of the difference between the option price and a $2.50 per share maximum, if the employee elected to participate in a 1991 measure that granted additional options. Fluctuations in the liability for the stock option bonus are charged to operations.

Stock Purchase Plan.

The Company has an Employee Stock Purchase Plan under which shares of common stock have been reserved for issuance to all permanent employees who have met minimum employment criteria. Employees who do not own 5% or more of the out-standing shares of the Company are eligible to participate through payroll deductions in amounts relating to their basic compensation. At the end of an offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period, to a maximum of 500 shares per participant. The Company has reserved
650,000 shares of common stock and at September 30, 1994, 563,000 shares have been issued and 87,000 shares are available for issuance.

Note 14. Savings and Investment Plan.

The Company has a savings and investment plan known as the Triad Systems
Corporation Savings and Investment Plan (the "Plan") as allowed under Sections
401(k) and 401(a) of the Internal Revenue Code. The Plan provides employees with tax deferred salary deductions and alternative investment options.
Employees are eligible to participate the first day of the calendar quarter following date of hire and are able to apply for and secure loans from their account in the Plan.

The Plan provides for contributions by the Company as determined annually by the Board of Directors. The Company matches 50% of the first 4% of compen-sation contributed by each employee and cannot exceed 15% of the annual aggregate salaries of those employees eligible for participation. Contri-butions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants and amounted to $933,000 in 1994, $857,000 in 1993 and $750,000 in 1992.

Note 15. Other Operating Expense.

Other operating expenses of $584,000 in 1994, $1,626,000 in 1993 and $95,000 in 1992 represent legal expenses for the Company's litigation, initiated by the Company, to protect its intellectual property rights and changes in the liability for bonuses associated with employee stock options.

Note 16. Extraordinary Charges.

Extraordinary charges resulted from the reduction of debt in 1994 and 1992.
The early retirement of the senior fixed rate notes in 1994 generated an extraordinary charge of $143,000 ($.01 per share) that included a premium of $196,000, unamortized debt costs of $35,000, less taxes of $88,000. In 1992, the repurchase of the reset notes created an extraordinary charge of $1,423,000 ($.10 per share) that included unamortized debt costs of $1,252,000, a premium of $698,000, less taxes of $527,000.

Note 17. Income Taxes.

The Company adopted Statement of Financial Accounting Standards 109
(SFAS 109), "Accounting for Income Taxes," the effects of which were applied retroactively to 1993. The financial statements for fiscal year 1993 have been restated to reflect the change in accounting for income taxes from that previously reported. The 1992 financial statements reflect the previous treatment under APB11. The effect of the retroactive application of SFAS 109 on the deferred tax balance sheet classifications was not material, and the effect on the income tax provision for the year ended September 30, 1993 was an increase of $800,000 ($.05 per share) as a result of the federally legislated corporate income tax rate change in August 1993.


Provision for Income Taxes.
(Amounts in thousands)              1994        1993        1992
- - - ------------------------------------------------------------------
Current
  Federal                          $  545      $1,578      $ (110)
  State                               503         500        (145)
  Foreign                              30          53        (143)
				   ------      ------      ------
  Current provision (benefit)       1,078       2,131        (398)
				   ------      ------      ------
Deferred
  Federal                           2,481         695       1,175
  State                               983         233         686
  Foreign                            (107)         22         (10)
				   ------      ------      ------
  Deferred provision                3,357         950       1,851
				   ------      ------      ------
Provision for income taxes         $4,435      $3,081      $1,453
				   ======      ======      ======
</END TABLE>

In 1994 and 1992, taxes of $4,523,000 and $1,980,000, respectively, were provided on income from continuing operations. Respective tax benefits of $88,000 and $527,000, related to extraordinary charges on the repurchases of debt are included in the 1994 and 1992 total provision for income taxes.

The Company's effective tax rate from continuing operations differs from the U.S. statutory income tax rate as set forth below:

				    1994          1993         1992
- - - ---------------------------------------------------------------------
U.S. statutory income tax rate      35.0%          35.0%        34.0%
State taxes, net of Federal
  income tax benefit                 8.1            5.9          8.0
Foreign income taxes (benefit)        --            1.0         (8.2)
Favorable tax settlements on
  prior years                         --          (15.2)          --
Adjustment of deferred tax
  assets and liabilities for
  enacted changes in
  tax laws and rates                  --            8.8           --
Income tax credits                  (1.3)            --           --
Other                               (3.8)           2.3          2.2
				    -----          -----        -----
Effective tax rate                  38.0%          37.8%        36.0%
				    =====          =====        =====
</END TABLE>


Deferred Tax Provision.
(Amounts in thousands)                        1992
- - - ---------------------------------------------------
Direct financing leases                      $2,864
Software capitalization                         119
Depreciation                                   (961)
State taxes                                    (313)
Original debt issue discount                   (226)
Inventory reserves                             (215)
General business credits applied               (129)
Accrued compensation                           (110)
Other                                           822
					     ------
Total deferred tax provision                 $1,851
					     ======
</END TABLE>


Deferred Tax Assets and Liabilities.

(Amounts in thousands)                   1994            1993
- - - --------------------------------------------------------------
Deferred Tax Assets
 Current gross deferred tax assets
  Inventory and sales return
   reserves                             $ 1,792         $ 1,440
  Accrued compensation                      873             891
  Other                                   1,056             872
					-------         -------
 Total current gross deferred
  tax assets                              3,721           3,203
					-------         -------
 Noncurrent gross deferred tax assets
  Federal Tax credit                      6,645           6,733
  Depreciation                            1,374           1,659
  Other                                   1,843           1,044
					-------         -------
 Total noncurrent gross deferred tax
  assets                                  9,862           9,436
					-------         -------
 Total gross deferred tax assets         13,583          12,639
  Less valuation allowance                  (26)            (56)
					-------         -------
 Total deferred tax assets              $13,557         $12,583

Deferred Tax Liabilities
 Current gross deferred tax liabilities
  Direct financing leases               $ 7,659         $ 6,955
  Other                                     372             120
					-------         -------
 Total current gross deferred tax
  liabilities                             8,031           7,075
					-------         -------
 Noncurrent gross deferred tax
  liabilities
  Direct financing leases                33,568          29,473
  Other                                     123             799
					-------         -------
 Total noncurrent gross deferred tax
  liabilities                            33,691          30,272
					-------         -------
Total gross deferred tax liabilities     41,722          37,347
					-------         -------
Net deferred tax liabilities            $28,165         $24,764
					=======         =======
</END TABLE>


At September 30, 1994, the Company had business tax credit carryforwards of $2,557,000, which may be used to reduce future Federal income taxes, if any.
The business tax credit carryforwards expire from 1998 through 2007. Also available to the Company to reduce future regular federal income taxes are alternative minimum tax credits of approximately $4,088,000 with no statutory expiration period.

Substantially all of the Company's operating income was generated from domestic operations during 1994, 1993 and 1992. The Company has not provided for United States income taxes on the earnings of certain foreign subsidiaries that are considered invested indefinitely outside the United States. The cumulative earnings of the foreign subsidiaries that are considered permanently invested outside the United States amounted to $2,255,000 at September 30, 1994.

Note 18. Commitments and Contingencies.

The Company rents office facilities under noncancellable operating lease agreements for periods of up to five years. Certain lease agreements contain renewal options and provisions for maintenance, taxes or insurance. Minimum future lease payments for each year 1995 through 1999 are $1,335,000, $1,085,000, $708,000, $532,000 and $263,000, respectively. Rental expense under operating leases was $3,007,000 in 1994, $3,009,000 in 1993 and $2,739,000 in 1992.

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's results of operations or financial position.

Note 19. Restatement.

The statements of cash flows for 1993 and 1992 have been restated to present cash used for investment in leases ($43,632,000 and $39,291,000 for 1993 and 1992, respectively) and cash provided by proceeds from lease discounting
($42,460,000 and $48,607,000 for 1993 and 1992, respectively) as cash flows from operating activities. This restatement had no effect on previously reported financial position, results of operations or net cash flows.

Note 20. Segment Information.

The Company operates in one industry segment; it produces and markets pro-prietary databases and software products, and designs, develops, manufactures, markets, services and leases computer systems. The Company markets its products in the United States, the United Kingdom, Canada and Ireland and has no customer which accounts for 10% or more of its revenue. Revenue, operating income and assets outside the United States were not material to the consoli-dated financial statements of the Company.


Note 21. Selected Quarterly Financial Data (Unaudited).

(Amounts in thousands               1994 Fiscal Quarter Ended
except per share data    Dec. 31     March 31     June 30    Sept. 30
			 --------------------------------------------------
Revenues                 $37,476     $40,561      $41,391     $47,850
Operating income           3,642       4,132        5,387       6,200
Income before
  extraordinary
  charge                   1,044       1,396        2,201       2,738
Extraordinary
  charge, net of
  taxes                       --          --          143          --
Net income                 1,044       1,396        2,058       2,738
Earnings per share
  Primary
   Income before
    extraordinary
    charge               $   .06     $   .08      $   .13     $   .16
   Net income                .06         .08          .12         .16
  Fully diluted
   Income before
    extraordinary
    charge                   .06         .08          .13         .16
  Net income                 .06         .08          .12         .16
			 -------     -------      -------     -------
</END TABLE>

				     1993 Fiscal Quarter Ended
			 --------------------------------------------
			 Dec. 31     March 31     June 30     Sept. 30
- - - ----------------------------------------------------------------------
Revenues                 $34,160     $36,973      $37,627     $44,058
Operating income           2,708       3,556        3,932       5,626
Net income                   410         927        1,597       2,131
Earnings per common
  and common
  equivalent share       $   .03     $   .06      $   .10     $   .13
			 =======     =======      =======     =======
</END TABLE>



Corporate Responsibility Statement

The Company's management is responsible for the preparation and accuracy of the financial statements and other information included in this report. The financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

In meeting its responsibility for the integrity of financial information, management has developed and relies upon the Company's system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures.

The Board of Directors reviews the financial statements and reporting prac-tices of the Company through its Audit Committee. The committee meets regularly with the independent accountants and management to discuss audit scope and results and to consider internal controls and financial reporting matters. The independent accountants have unrestricted access to the Audit
Committee.

/s/  James R. Porter
James R. Porter
President and Chief Executive Officer


/s/  Jerome W. Carlson
Jerome W. Carlson
Vice President Finance
Chief Financial Officer and Corporate Secretary

October 18, 1994
Livermore, California


Report of Independent Accountants

To The Board of Directors and Stockholders
Triad Systems Corporation
Livermore, California

We have audited the accompanying consolidated balance sheets of Triad Systems
Corporation and Subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1994.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triad Systems
Corporation and Subsidiaries as of September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 17 and 19 to the consolidated financial statements, the Company adopted SFAS 109, "Accounting for Income Taxes," and restated operating, investing and financing cash flow classifications.


/s/  Coopers & Lybrand L.L.P.
October 18, 1994
San Jose, California



Revenue by Grouping of Similar Products and Services (Unaudited).
For the Years Ended September 30

(Amounts in thousands)            1994          1993          1992
- - - ---------------------------------------------------------------------
Automotive Aftermarket           $112,519      $102,620      $105,372
Hardgoods                          50,476        47,370        43,139
Other                               4,283         2,828         4,061
				 --------      --------      --------
Total                            $167,278      $152,818      $152,572
				 ========      ========      ========
</END TABLE>


Automotive Aftermarket, Hardgoods and other revenues include sales of systems, information and support services and leasing.

The automotive aftermarket includes manufacturers, warehouse distributors, wholesalers ("jobbers"), retailers and auto repair shops ("service dealers").
Manufacturers distribute automotive parts through warehouse distributors to jobbers and retailers, who stock and sell the automobile parts used by service dealers and consumers. Automotive systems track inventory, perform point of sale functions such as invoicing and billing, provide bookkeeping and other accounting functions, electronically order automotive parts and estimate repair job costs, including labor and parts.

The hardgoods industry includes hardware stores and home centers, lumber/building supplies stores and paint and decorating retailers. Triad's hardgoods systems automate inventory control, point of sale functions such as invoicing and billing, payroll, accounting, tracking accounts receivable and purchase orders to affiliated cooperatives and distributors.

"Other" includes third party manufacturing and services and dental operations.


Corporate Directory

Directors

William W. Stevens***
Chairman of the Board and
founder of Triad
Director since 1972

Henry M. Gay*
Founder of Triad
Director since 1972

George O. Harmon**
President and Chief Executive Officer
Harmon Associates International, Inc.
(management and consulting and executive search firm)
Director since 1986

James R. Porter**
President and Chief Executive Officer
Director since 1985

Richard C. Blum**
President and Chairman
Richard C. Blum & Associates, L.P.
Director since 1992

*   For a term ending during 1995
**  For a term ending during 1996
*** For a term ending during 1997


Committees of the Board of Directors

Audit Committee
Henry M. Gay
George O. Harmon
James R. Porter

Compensation Committee
Henry M. Gay
George O. Harmon
William W. Stevens

Officers and Operating Management

James R. Porter
President and Chief Executive Officer

Shane Gorman
Executive Vice President

Jerome W. Carlson
Vice President Finance
Chief Financial Officer and
Corporate Secretary

Thomas A. King
Vice President
Product Development and Manufacturing

Stanley F. Marquis
Corporate Treasurer
President, Triad Systems
Financial Corporation

Edward Molkenbuhr
Vice President and General Manager
Service Dealer Division

Thomas J. O'Malley
Vice President
Administration

Richard J. Savage
Vice President and General Manager
Automotive Division

Chad G. Schneller
Vice President and General Manager
Hardgoods Division

Donald C. Wood
Vice President and General Manager
Information Services Division

Dan F. Dent
General Manager
Customer Support Services Division

Bruce M. Blanco
Corporate Controller


Design: Heiney & Craig, Inc. San Francisco


Stockholder Information

Policy on Public Disclosure
Triad maintains a policy of timely, complete and free disclosure of fund-amental information pertinent to the Company. We make every effort to meet the letter as well as the spirit of all applicable laws and regulations governing the disclosure of corporate information.

We also seek feedback on new and better means of presenting our financial and other Company information. Your comments are always welcome.

Market for Triad Stock
Triad common stock is traded on the over-the-counter market under the NASDAQ
National Market System symbol TRSC. As of September 30, 1994, there were
1,224 record holders of the Company's common stock. Below are the quoted prices for the stock's high and low sales prices:


FY 1994               High        Low
- - - ----------------------------------------
First Quarter         $5.75       $4.5
Second Quarter         5.625       4.625
Third Quarter          5.25        4.375
Fourth Quarter         5.125       4.125

FY 1993                High        Low
- - - ----------------------------------------
First Quarter         $7.25       $5.625
Second Quarter         6.875       5.625
Third Quarter          5.75        4.25
Fourth Quarter         5.50        4.125
</END TABLE>


Form 10-K

Triad's annual report on Form 10-K, as filed with the Securities and Exchange
Commission, is available upon request from Triad's corporate secretary at the company's executive offices.

Annual Meeting

Stockholders are cordially invited to attend Triad's 1995 Annual Meeting of Stockholders, which will be held at 2:00 p.m. on Thursday, February 9, 1995, at the Company's headquarters at 3055 Triad Drive in Livermore, California.
Proxy cards should be dated, signed and returned promptly to ensure that all shares are represented at the meeting and voted in accordance with stock-holder instructions.

Transfer Agent and Registrar

Chemical Trust Company of California, 10th Floor, 50 California Street,
San Francisco, CA 94111, acts as Triad's transfer agent and registrar, and maintains common stockholder records for the Company.

Stockholder and Financial Information

For a response to questions regarding misplaced stock certificates, a change of address or the consolidation of accounts, please write to Triad's transfer agent, Chemical Trust Company of California, Attention: Shareholder Relations
Department. If further questions arise regarding share ownership, stockholders may contact the corporate secretary's office at (510) 449-0606.

Questions from the financial community or the media concerning the activities of Triad and its operating results may be directed to the investor relations department at (510) 449-0606.

Financial Mailing List

Stockholders who hold their stock in the names of their brokers or bank nominees may receive information directly from the Company by writing to Triad's investor relations department at the Company's executive offices or by calling (510) 449-0606.

Counsel
Gray Cary Ware & Freidenrich
Palo Alto, California

Independent Accountants
Coopers & Lybrand L.L.P.
San Jose, California

Executive Offices
3055 Triad Drive
Livermore, California 94550
(510) 449-0606

Major Locations
loadSTAR Systems, Inc.
loadSTAR Park
P.O. Box 175
Halsey Road
Newton, NJ 07860

Tridex Systems, LTD.
Units 2/3 Victory Business Centre
Fleming Way
Isleworth, Middlesex
United Kingdom TW7 6DB

Triad Systems Canada, LTD.
30 Pennsylvania Avenue, Suite 3
Concord, Ontario L4K4A5

Triad Systems Ireland, LTD.
Templemichael
Ballinalee Road
Longford, County, Longford
Republic of Ireland

Triad maintains sales and services operations at 135 locations, including 120 in the United States, 9 in Canada and 6 in the United Kingdom and Ireland.

Triad is an affirmative action, equal opportunity employer.

To Our Stockholders

As part of a continuing effort to reduce costs and improve efficiencies, Triad is discontinuing publication of its quarterly report to stockholders.
We will instead focus on other communications that are more timely and meaningful to stockholders.

Stockholders wishing to receive quarterly information can request Triad's quarterly financial results media release by writing Triad Systems Corpor-ation, investor relations department, 3055 Triad Drive, Livermore, CA 94550, or by calling (510) 449-0606 extension 6834.

Triad and the stylized logo, LaserCat and ServiceCat are registered trademarks of Triad Systems Corporation. Triad Prism, Eagle, Vista, MarketPACE, Triad
Service System and Triad ServiceWriter are trademarks of Triad Systems
Corporation. UNIX is a registered trademark of UNIX Systems Laboratories, Inc.
The Paperless Warehouse is a trademark of Management Technology International,
Inc.

Triad Systems Corporation
3055 Triad Drive
Livermore, California 94550


